UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three and six months ended June 30, 2014.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Six Months Ended June 30, 2014.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2014

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2014 (our “2013 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S.

federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2013 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Revenues:
Lease rental income		$123,635		$115,370		$244,289		$228,597
Management fees		4,380		4,949		8,781		10,232
Trading container sales proceeds		7,713		2,102		14,553		4,895
Gains on sale of containers, net		3,810		7,663		7,337		15,123

Total revenues		139,538		130,084		274,960		258,847

Operating expenses:
Direct container expense		13,832		10,134		26,114		19,138
Cost of trading containers sold		7,479		1,745		14,554		4,210
Depreciation expense and container impairment		42,125		33,833		82,540		66,516
Amortization expense		905		1,088		1,858		2,175
General and administrative expense		6,533		6,167		13,232		12,604
Short-term incentive compensation expense		812		685		1,507		1,372
Long-term incentive compensation expense		1,652		1,134		3,210		2,214
Bad debt expense, net		727		3,237		2,132		2,487

Total operating expenses		74,065		58,023		145,147		110,716

Income from operations		65,473		72,061		129,813		148,131

Other income (expense):
Interest expense		(26,685)		(20,894)		(48,874)		(42,523)
Interest income		29		31		59		69
Realized losses on interest rate swaps and caps, net		(2,545)		(2,089)		(4,567)		(4,479)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(1,377)		3,981		(861)		6,268
Other, net		(1)		(10)		(8)		(29)

Net other expense		(30,579)		(18,981)		(54,251)		(40,694)

Income before income tax and noncontrolling interests		34,894		53,080		75,562		107,437
Income tax (expense) benefit		(790)		(2,240)		19,515		(6,781)

Net income		34,104		50,840		95,077		100,656
Less: Net income attributable to the noncontrolling interests	(1,091)		(2,025)		(2,415)		(3,507)

Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013		$48,815		$92,662		$97,149

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.58		$0.87		$1.64		$1.73
Diluted	$0.58		$0.86		$1.62		$1.71
Weighted average shares outstanding (in thousands):
Basic	56,687		56,298		56,668		56,266
Diluted	57,136		56,875		57,142		56,840
Other comprehensive income:
Foreign currency translation adjustments		17		(37)		48		(134)

Comprehensive income		34,121		50,803		95,125		100,522
Comprehensive income attributable to the noncontrolling interests		(1,091)		(2,025)		(2,415)		(3,507)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$33,030		$48,778		$92,710		$97,015

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2014 and December 31, 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$102,428	$120,223
Accounts receivable, net of allowance for doubtful accounts of $16,694 and $14,891 at 2014 and 2013, respectively	97,806	91,967
Net investment in direct financing and sales-type leases	73,876	64,811
Trading containers	8,453	13,009
Containers held for sale	28,831	31,968
Prepaid expenses	17,651	19,063
Deferred taxes	1,508	1,491

Total current assets	330,553	342,532
Restricted cash	30,863	63,160
Containers, net of accumulated depreciation of $623,058 and $562,456 at 2014 and 2013, respectively	3,397,945	3,233,131
Net investment in direct financing and sales-type leases	221,576	217,310
Fixed assets, net of accumulated depreciation of $8,796 and $8,286 at 2014 and 2013, respectively	1,589	1,635
Intangible assets, net of accumulated amortization of $33,047 and $31,188 at 2014 and 2013, respectively	27,242	29,157
Interest rate swaps, collars and caps	600	1,831
Other assets	13,882	20,227

Total assets	$4,024,250	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$7,132	$8,086
Accrued expenses	9,664	9,838
Container contracts payable	85,490	22,819
Other liabilities	331	345
Due to owners, net	13,320	12,775
Secured debt facility	8,359	—
Term loan	31,600	—
Bonds payable	29,822	161,307

Total current liabilities	185,718	215,170
Revolving credit facilities	796,210	860,476
Secured debt facilities	1,111,741	808,600
Term loan	468,400	—
Bonds payable	247,193	836,901
Interest rate swaps, collars and caps	3,624	3,994
Income tax payable	6,641	16,050
Deferred taxes	5,678	19,166
Other liabilities	2,973	3,132

Total liabilities	2,828,178	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,712,156 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	372,671	366,197
Accumulated other comprehensive income	117	69
Retained earnings	770,383	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,143,736	1,097,823
Noncontrolling interest	52,336	47,671

Total equity	1,196,072	1,145,494

Total liabilities and equity	$4,024,250	$3,908,983

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$95,077	$100,656

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	82,540	66,516
Bad debt expense, net	2,132	2,487
Unrealized losses (gains) on interest rate swaps, collars and caps, net	861	(6,268)
Amortization of debt issuance costs and accretion of bond discount	12,150	5,985
Amortization of intangible assets	1,858	2,175
Amortization of deferred revenue	—	(970)
Gains on sale of containers, net	(7,337)	(15,123)
Share-based compensation expense	3,706	2,557
Changes in operating assets and liabilities	(29,281)	(10,284)

Total adjustments	66,629	47,075

Net cash provided by operating activities	161,706	147,731

Cash flows from investing activities:
Purchase of containers and fixed assets	(289,920)	(376,002)
Proceeds from sale of containers and fixed assets	68,376	58,678
Receipt of payments on direct financing and sales-type leases, net of income earned	34,107	26,561

Net cash used in investing activities	(187,437)	(290,763)

Cash flows from financing activities:
Proceeds from revolving credit facilities	100,440	258,368
Principal payments on revolving credit facilities	(164,706)	(11,218)
Proceeds from secured debt facilities	341,500	34,100
Principal payments on secured debt facilities	(30,000)	(38,000)
Proceeds from term loan	500,000	—
Principal payments on bonds payable	(721,337)	(65,749)
Decrease in restricted cash	32,297	8,935
Debt issuance costs	(2,053)	(5,610)
Issuance of common shares upon exercise of share options	1,503	2,048
Excess tax benefit from share-based compensation awards	1,266	2,291
Capital contributions from noncontrolling interests	2,250	1,838
Dividends paid	(53,272)	(51,209)

Net cash provided by financing activities	7,888	135,794

Effect of exchange rate changes	48	(134)

Net decrease in cash and cash equivalents	(17,795)	(7,372)
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of period	$102,428	$92,755

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2014	2013
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps and caps, net	$42,711	$41,934
Net income taxes paid	$991	$794
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$62,671	$(63,720)
Containers placed in direct financing and sales-type leases	$46,728	$86,885
Intangible assets relinquished for container purchases	$57	$—

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1) Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on March 19, 2014.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of June 30, 2014, and the Company’s condensed consolidated results of operations for the three and six months ended June 30, 2014 and 2013 and the condensed consolidated cash flows for the six months ended June 30, 2014 and 2013. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2014.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions related to the entities’ operations. For these types of entities, the Company’s determination of whether it has a controlling interest is based on ownership of the majority of the entities’ voting equity interest or through control of management of the entities.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

A VIE is an entity that, by design, either (1) lacks sufficient equity to permit the entity to finance activities without additional subordinated financial support from other parties or (2) has equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights or do not have the obligation to absorb the expected losses or do not have the right to receive the residual returns of the entity. The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements. The Company’s consolidated VIE is TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly owned subsidiary, Textainer Limited (“TL”) (a Bermuda company), and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. The purpose of TW is to lease containers to lessees under direct financing leases. The book values of TW’s direct financing and sales-type leases and related debt as of June 30, 2014 and December 31, 2013 are disclosed in Note 6 “Direct Financing and Sales-type Leases” and Note 8 “Revolving Credit Facilities, Term Loan, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the six months ended June 30, 2014 are as follows:

Balance as of December 31, 2013	$29,157
Reduction arising from the relinquishment of management rights from the purchase of containers from an institutional investor	(57)
Amortization expense	(1,858)

Balance as of June 30, 2014	$27,242

The following is a schedule, by year, of future amortization of intangible assets as of June 30, 2014:

Twelve months ending June 30:
2015	$4,503
2016	4,703
2017	4,476
2018	4,260
2019 and thereafter	9,300

Total future amortization of intangible assets	$27,242

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its non-refrigerated and refrigerated containers to be 13 and 12 years, respectively. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. Debt issuance costs of $2,419 and $6,000 were capitalized during the six months ended June 30, 2014 and 2013, respectively. For the three and six months ended June 30, 2014, amortization of debt issuance costs of $2,703 and $5,581, respectively, were recorded in interest expense. For the three and six months ended June 30, 2013, amortization of debt issuance costs of $2,372 and $5,115, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. For the three and six months ended June 30, 2014, interest expense included $6,424 of write-offs of unamortized debt issuance costs related to the redemption of the Company’s wholly owned subsidiary, Textainer Marine Containers Limited’s (“TMCL”) (a Bermuda Company), bonds (see Note 8 “Revolving Credit Facilities, Term Loan, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”). For the three and six months ended June 30, 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding Ltd.’s (“TAP Funding”) (a Bermuda company), a subsidiary in which TL owns 50.1% of TAP Funding’s common shares, revolving credit facility and the amendment of the Company’s wholly owned subsidiary, Textainer Marine Containers II Limited’s (“TMCL II”) (a Bermuda company), secured debt facility.

(j)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three and six months ended June 30, 2014, $3,684 (or 26.6%) and $7,306 (or 28.0%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and six months ended June 30, 2013, $3,461 (or 34.2%) and $6,568 (or 34.3%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and six months ended June 30, 2014, the Company’s direct container expenses were paid in 16 and 17 different foreign currencies, respectively, and for the three and six months ended June 30, 2013, the Company’s direct container expenses were paid in 15 and 16 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 10.7% and 10.6% of the Company’s lease rental income for the three and six months ended June 30, 2014, respectively, and 11.2% and 11.3% of the Company’s lease rental income for the three and six months ended June 30, 2013, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 11.1% and 12.8% of the Company’s gross accounts receivable as of June 30, 2014 and December 31, 2013, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(k)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three and six months ended June 30, 2014 of 211,840 and 212,848, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. Share options for the three and six months ended June 30, 2013 of 10,703 and 10,000, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

Share amounts in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$33,013	$48,815	$92,662	$97,149
Denominator:
Weighted average common shares outstanding - basic	56,687	56,298	56,668	56,266
Dilutive share options and restricted share units	449	577	474	574

Weighted average common shares outstanding - diluted	57,136	56,875	57,142	56,840

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.58	$0.87	$1.64	$1.73
Diluted	$0.58	$0.86	$1.62	$1.71

(o)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2014
Assets
Interest rate swaps, collars and caps	$—	$600	$—

Total	$—	$600	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,624	$—

Total	$—	$3,624	$—

December 31, 2013
Assets
Interest rate swaps, collars and caps	$—	$1,831	$—

Total	$—	$1,831	$—

Liabilities
Interest rate swaps, collars and caps	$—	$3,994	$—

Total	$—	$3,994	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of June 30, 2014 and December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2014
Assets
Containers held for sale (1)	$—	$8,375	$—

Total	$—	$8,375	$—

December 31, 2013
Assets
Containers held for sale (1)	$—	$7,418	$—

Total	$—	$7,418	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three and six months ended June 30, 2014 of $2,173 and $3,809, respectively, and during the three and six months ended June 30, 2013 of $819 and $1,313, respectively, as a part of depreciation expense and container impairment to write down the value of containers held for sale to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company measures the fair value of its $1,870,129 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $600 and $3,624, respectively, as of June 30, 2014 and a fair value asset and liability of $1,831 and $3,994, respectively, as of December 31, 2013. The credit valuation adjustment was determined to be $125 (which was an addition to the net liability) and $181 (which was an addition to the net liability) as of June 30, 2014 and December 31, 2013, respectively. The change in fair value for the six months ended June 30, 2014 and 2013 of ($861) and $6,268, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At June 30, 2014 and December 31, 2013, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $270,289 and $272,258 at June 30, 2014 and December 31, 2013, respectively, compared to book values of $295,452 and $282,121 at June 30, 2014 and December 31, 2013, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,703,197 and $2,672,406 at June 30, 2014 and December 31, 2013, respectively, compared to book values of $2,693,325 and $2,667,284 at June 30, 2014 and December 31, 2013, respectively.

(3) Immaterial Correction of an Error in Prior Periods

Revenue is earned and recognized on direct financing and sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. During the quarter ended December 31, 2013, the Company identified an error related to the classification of this revenue in the statements of cash flows which resulted in an understatement of net cash flows provided from operations and an understatement of net cash flows used in investing activities. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of the error from both a quantitative and qualitative perspective, and concluded that the error was immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequentially, the Company has adjusted for the error by revising its comparative historical condensed consolidated statements of cash flows presented herein resulting in an increase in net cash flows provided by operating activities and an increase in net cash used in investing activities of $10,679 during the six months ended June 30, 2013.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4) Container Purchase

In January 2014, the Company concluded a purchase of approximately 24,146 containers that it had been managing for an institutional investor, including related net investment in direct financing and sales-type leases, for total purchase consideration of $34,649 (consisting of cash of $34,592 and elimination of the Company’s intangible asset for the management rights relinquished of $57). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$32,374
Net investment in direct financing and sales-type leases	2,275

$34,649

(5) Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days. There were no amounts due from affiliates at June 30, 2014 and December 31, 2013.

Management fees, including acquisition fees and sales commissions for the three and six months ended June 30, 2014 and 2013 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Fees from affiliated owner	$885	$1,014	$1,815	$2,157
Fees from unaffiliated owners	3,058	3,426	5,735	7,057

Fees from owners	3,943	4,440	7,550	9,214
Other fees	437	509	1,231	1,018

Total management fees	$4,380	$4,949	$8,781	$10,232

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at June 30, 2014 and December 31, 2013 consisted of the following:

	2014	2013
Affiliated owners	$1,434	$884
Unaffiliated owners	11,886	11,891

Total due to owners, net	$13,320	$12,775

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6) Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 137,880 and 120,338 containers under direct financing and sales-type leases as of June 30, 2014 and December 31, 2013, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014	December 31, 2013
Future minimum lease payments receivable	$337,764	$326,273
Residual value of containers on sales-type leases	9,995	9,055
Less unearned income	(52,307)	(53,207)

Net investment in direct financing and sales-type leases	$295,452	$282,121

Amounts due within one year	$73,876	$64,811
Amounts due beyond one year	221,576	217,310

Net investment in direct financing and sales-type leases	$295,452	$282,121

The carrying value of TW’s net investment in direct financing and sales-type leases was $113,041 and $104,803 at June 30, 2014 and December 31, 2013, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of June 30, 2014, the aging would be as follows:

1-30 days past due	$14,819
31-60 days past due	270
61-90 days past due	33,684
Greater than 90 days past due	5,458

Total past due	54,231
Current	283,533

Total future minimum lease payments	$337,764

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the six months ended June 30, 2014 are as follows:

Balance as of December 31, 2013	$613
Net recoveries	(23)
Write-offs	—

Balance as of June 30, 2014	$590

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of June 30, 2014:

Twelve months ending June 30:
2015	$94,762
2016	83,342
2017	73,571
2018	56,519
2019 and thereafter	29,570

Total future minimum lease payments receivable	$337,764

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $5,723 and $11,679 for the three and six months ended June 30, 2014, respectively, and $5,484 and $10,541 for the three and six months ended June 30, 2013, respectively.

(7) Income Taxes

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during the three months ended March 31, 2014 of $22,707 for the re-measurement of its unrecognized tax benefits for the impacted years.

The Company’s effective income tax rates were 2.26% and -25.83% for the three and six months ended June 30, 2014, respectively, and 4.22% and 6.31% for the three and six months ended June 30, 2013, respectively. Excluding the discrete benefit recognized for the re-measurement of unrecognized tax benefits related to the completion of the IRS examination, the Company’s effective income tax rate was 4.22% for the six months ended June 30, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8) Revolving Credit Facilities, Term Loan, Bonds Payable and Secured Debt Facilities, and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.73% and 1.71% at June 30 2014 and December 31, 2013, respectively	$574,500	$648,500
TW Revolving Credit Facility, weighted average variable interest at 2.53% and 2.54% at June 30, 2014 and December 31, 2013, respectively	103,210	91,476
TAP Funding Revolving Credit Facility, weighted average variable interest at 2.15% and 2.17% at June 30, 2014 and December 31, 2013, respectively	118,500	120,500
TL Term Loan, weighted average variable interest rate at 1.73% at June 30, 2014	500,000	—
2005-1 Bonds, variable interest at 0.70% at December 31, 2013	—	72,958
2011-1 Bonds, fixed interest at 4.70% at December 31, 2013	—	300,000
2012-1 Bonds, fixed interest at 4.21% at December 31, 2013	—	333,333
2013-1 Bonds, fixed interest at 3.90% at December 31, 2013	277,015	291,917
TMCL II Secured Debt Facility, weighted average variable interest at 2.10% and 2.12% at June 30, 2014 and December 31, 2013, respectively	1,007,100	775,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.40% and 2.42% at June 30, 2014 and December 31, 2013, respectively	113,000	33,500

Total debt obligations	$2,693,325	$2,667,284

Amount due within one year	$69,781	$161,307

Amounts due beyond one year	$2,623,544	$2,505,977

Revolving Credit Facilities

TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at June 30, 2014 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $574,500 and $648,500 as of June 30, 2014 and December 31, 2013, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of June 30, 2014 and December 31, 2013.

The TL Revolving Credit Facility is secured by a segregated pool of the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $125,500 as of June 30, 2014.

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at June 30, 2014. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TW is party to a credit agreement, dated as of October 1, 2012, with WFB as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Credit Facility”). The TW Revolving Credit Facility provides for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus 2.375%. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $103,210 and $91,476 as of June 30, 2014 and December 31, 2013, respectively.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $1,918 as of June 30, 2014.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets. TW’s total assets amounted to $129,435 as of June 30, 2014. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at June 30, 2014.

TAP Funding has a credit agreement dated as of May 1, 2012 that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is one-month LIBOR plus 2.00% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $118,500 and $120,500 as of June 30, 2014 and December 31, 2013, respectively.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $20,153 as of June 30, 2014.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $190,246 as of June 30, 2014. The TAP Funding Revolving Credit Facility also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratios, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at June 30, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions. The TL Term Loan represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Total outstanding principal under the TL Term Loan was $500,000 as of June 30, 2014. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount of equal to 1.58% of the initial principal balance and one installment payable on the Maturity Date (April 30, 2019) in an amount equal to 69.98% of the initial principal balance. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. The Company used proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash to repay all of the outstanding principal balance of TMCL’s bonds. TMCL then transferred its containers, net, net investment in direct financing and sales-type leases and remaining net assets, to TL, TMCL II and Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda company), a wholly owned subsidiary of the Company, and was dissolved.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers.

TGH acts as a guarantor of the TL Term Loan. The TL Term Loan contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Term Loan contains certain restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at June 30, 2014.

Bonds Payable

In 2005, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under the terms of the 2005-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal was insured and the cost of this insurance coverage, which was equal to 0.275% of the outstanding principal balance of the 2005-1 Bonds, was recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equaled one-month LIBOR plus 0.25%. The target final payment date and legal final payment date were May 15, 2015 and May 15, 2020, respectively. On May 15, 2014, the unpaid principal amount of $55,792 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred were payable monthly. TMCL was permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate for the outstanding principal balance of the 2011-1 Bonds was fixed at 4.70% per annum. The target final payment date and legal final payment date were June 15, 2021 and June 15, 2026, respectively. On May 15, 2014, the unpaid principal amount of $286,667 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2012-1 Bonds were fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred were payable monthly. TMCL was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds was fixed at 4.21% per annum. The target final payment date and legal final payment date were April 15, 2022 and April 15, 2027, respectively. On May 15, 2014, the unpaid principal amount of $320,000 was fully repaid by proceeds from the TL Term Loan and the Company’s secured debt facilities and TMCL’s available cash.

In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda company), one of the Company’s wholly owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at June 30, 2014 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

Under the terms of the 2013-1 Bonds, the total outstanding principal may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds are secured by a pledge of TMCL III’s assets. As of June 30, 2014, TMCL III’s total assets amounted to $1,256,114. The 2013-1 Bonds also contain restrictive covenants regarding the average age of TMCL III’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TMCL III’s overall Asset Base minimums, for which TMCL III, TGH and TGH’s container management subsidiary were in compliance at June 30, 2014.

Secured Debt Facilities

In May 2012, TMCL II entered a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (May 7, 2015), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 1.95% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The total outstanding principal under the TMCL II Secured Debt Facility was $1,007,100 and $775,100 as of June 30, 2014 and December 31, 2013, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the asset base, a formula based on TMCL II’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TMCL II Secured Debt Facility, as limited by the Company’s asset base, was $112,250 as of June 30, 2014.

TMCL IV has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000. TMCL IV is required to make principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There is a commitment fee, which is payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears. The total outstanding principal under the TMCL IV Secured Credit Facility was $113,000 and $33,500 as of June 30, 2014 and December 31, 2013, respectively.

The TMCL IV Secured Debt Facility is secured by TMCL IV’s containers and under the terms of the TMCL IV Secured Debt Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the asset base, a formula based on TMCL IV’s net book value of containers and direct financing and sales-type leases. There was no additional amount available for borrowing under the TMCL IV Secured Debt Facility, as limited by TMCL IV’s asset base, as of June 30, 2014.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s assets. As of June 30, 2014, TMCL II and TMCL IV’s total assets amounted to $381,045 and $150,008, respectively. The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL II and TMCL IV’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TMCL II and TMCL IV’s overall Asset Base minimums, for which TMCL II, TMCL IV, TGH and TGH’s container management subsidiary were in compliance at June 30, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of June 30, 2014:

	Twelve months ending June 30:
	2015	2016	2017	2018	2019 and thereafter	Total
TL Revolving Credit Facility	$—	$—	$—	$574,500	$—	$574,500
TW Revolving Credit Facility	—	—	—	—	103,210	103,210
TAP Funding Revolving Credit Facility	—	118,500	—	—	—	118,500
TL Term Loan	31,600	31,600	31,600	31,600	373,600	500,000
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	157,973	278,333
TMCL II Secured Debt Facility	8,359	100,710	100,710	100,710	696,611	1,007,100
TMCL IV Secured Debt Facility	—	113,000	—	—	—	113,000

Total	$70,049	$393,900	$162,400	$736,900	$1,331,394	$2,694,643

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,318.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of June 30, 2014:

Derivative instruments	Notional amount
Interest rate cap contract with a banks with a fixed rate of 5.63% per annum, non-amortizing notional amount, with a termination date of November 16, 2015	$2,260
Interest rate cap contracts with several banks with fixed rates between 3.15% and 3.20% per annum, nonamortizing notional amounts, with termination dates through February 15, 2015	713,400
Interest rate collar contracts with a bank which caps rates between 1.30% and 1.75% per annum, and sets floors for rates between 0.80% and 1.25% per annum, with termination dates through March 15, 2021	20,822
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 2.96% per annum, amortizing notional amounts, with termination dates through July 15, 2023	1,133,647

Total notional amount as of June 30, 2014	$1,870,129

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $600 and $3,624 as of June 30, 2014, respectively, and a fair value asset and a fair value liability of $1,831 and $3,994 as of December 31, 2013, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at June 30, 2014. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

During July 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.15% per annum, in a non-amortizing notional amount of $25,000 and a term from July 21, 2014 to January 20, 2015.

During July 2014, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.16% per annum, in a non-amortizing notional amount of $60,000 and a term from July 29, 2014 to July 15, 2015.

During July 2014, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 2.09% per annum and sets a floor for one-month LIBOR at 1.59% per annum, in an initial amortizing notional amount of $2,930 and a term from August 12, 2014 to October 15, 2022.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9) Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and six months ended June 30, 2014 and 2013, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive income:

Three Months Ended June 30, 2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$123,247	$388	$—	$—	$—	$123,635
Management fees from external customers	87	3,179	1,114	—	—	4,380
Inter-segment management fees	—	11,037	2,814	—	(13,851)	—
Trading container sales proceeds	—	—	7,713	—	—	7,713
Gains on sale of containers, net	3,810	—	—	—	—	3,810

Total revenue	$127,144	$14,604	$11,641	$—	$(13,851)	$139,538

Depreciation expense	$43,330	$242	$—	$—	$(1,447)	$42,125

Interest expense	$26,685	$—	$—	$—	$—	$26,685

Unrealized losses on interest rate swaps, collars and caps, net	$(1,377)	$—	$—	$—	$—	$(1,377)

Segment income before income taxes and noncontrolling interest	$26,154	$6,520	$3,184	$(933)	$(31)	$34,894

Total assets	$3,986,800	$117,654	$10,260	$4,656	$(95,120)	$4,024,250

Purchases of long-lived assets	$138,164	$131	$—	$—	$—	$138,295

Three Months Ended June 30, 2013	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$115,117	$253	$—	$—	$—	$115,370
Management fees from external customers	93	3,925	931	—	—	4,949
Inter-segment management fees	—	10,669	2,747	—	(13,416)	—
Trading container sales proceeds	—	—	2,102	—	—	2,102
Gains on sale of containers, net	7,663	—	—	—	—	7,663

Total revenue	$122,873	$14,847	$5,780	$—	$(13,416)	$130,084

Depreciation expense	$34,591	$223	$—	$—	$(981)	$33,833

Interest expense	$20,894	$—	$—	$—	$—	$20,894

Unrealized gains on interest rate swaps and caps, net	$3,981	$—	$—	$—	$—	$3,981

Segment income before income taxes and noncontrolling interest	$44,132	$7,606	$2,958	$(934)	$(682)	$53,080

Total assets	$3,600,297	$113,777	$5,296	$5,142	$(82,082)	$3,642,430

Purchases of long-lived assets	$105,313	$205	$—	$—	$—	$105,518

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

Six Months Ended June 30, 2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$243,468	$821	$—	$—	$—	$244,289
Management fees from external customers	173	6,839	1,769	—	—	8,781
Inter-segment management fees	—	22,942	5,231	—	(28,173)	—
Trading container sales proceeds	—	—	14,553	—	—	14,553
Gains on sale of containers, net	7,337	—	—	—	—	7,337

Total revenue	$250,978	$30,602	$21,553	$—	$(28,173)	$274,960

Depreciation expense	$84,944	$477	$—	$—	$(2,881)	$82,540

Interest expense	$48,874	$—	$—	$—	$—	$48,874

Unrealized losses on interest rate swaps, collars and caps, net	$(861)	$—	$—	$—	$—	$(861)

Segment income before income taxes and noncontrolling interest	$59,319	$14,209	$5,319	$(1,991)	$(1,294)	$75,562

Total assets	$3,986,800	$117,654	$10,260	$4,656	$(95,120)	$4,024,250

Purchases of long-lived assets	$352,160	$431	$—	$—	$—	$352,591

Six Months Ended June 30, 2013	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$228,045	$552	$—	$—	$—	$228,597
Management fees from external customers	187	8,251	1,794	—	—	10,232
Inter-segment management fees	—	22,599	4,850	—	(27,449)	—
Trading container sales proceeds	—	—	4,895	—	—	4,895
Gains on sale of containers, net	15,123	—	—	—	—	15,123

Total revenue	$243,355	$31,402	$11,539	$—	$(27,449)	$258,847

Depreciation expense	$68,353	$432	$—	$—	$(2,269)	$66,516

Interest expense	$42,523	$—	$—	$—	$—	$42,523

Unrealized gains on interest rate swaps and caps, net	$6,268	$—	$—	$—	$—	$6,268

Segment income before income taxes and noncontrolling interest	$89,638	$16,393	$5,220	$(1,802)	$(2,012)	$107,437

Total assets	$3,600,297	$113,777	$5,296	$5,142	$(82,082)	$3,642,430

Purchases of long-lived assets	$311,830	$452	$—	$—	$—	$312,282

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

(10) Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility. The total balance of these restricted cash accounts was $30,863 and $63,160 as of June 30, 2014 and December 31, 2013, respectively.

(b)	Container Commitments

At June 30, 2014, the Company had placed orders with manufacturers for containers to be delivered subsequent to June 30, 2014 in the total amount of $38,002.

(11) Share Option and Restricted Share Unit Plan

As of June 30, 2014, the Company maintained one active share option and restricted share unit plan, the 2007 Share Incentive Plan (“2007 Plan”). The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At June 30, 2014, 705,772 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

Share-based compensation expense for the three and six months ended June 30, 2014 of $1,880 and $3,706, respectively, and for the three and six months ended June 30, 2013 of $1,302 and $2,557, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the six months ended June 30, 2014:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2013	943,382	$26.43
Options granted during the period	—	$—
Options exercised during the period	(75,340)	$20.11
Options forfeited during the period	(7,544)	$33.15

Balances, June 30, 2014	860,498	$26.92

Options exercisable at June 30, 2014	397,918	$20.01

Options vested and expected to vest at June 30, 2014	843,654	$26.78

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2013	703,903	$24.57
Share units granted during the period	9,297	$36.95
Share units vested during the period	(186,236)	$16.95
Share units forfeited during the period	(8,094)	$27.88

Balances, June 30, 2014	518,870	$27.48

Share units outstanding and expected to vest at June 30, 2014	501,217	$26.54

As of June 30, 2014, $14,761 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.4 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $38.62 per share as of June 30, 2014 was $7,404. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of June 30, 2014. The aggregate intrinsic value of all options exercised during the six months ended June 30, 2014, based on the closing share price on the date each option was exercised was $1,356.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

June 30, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at June 30, 2014:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices:
$7.10	50,680	$7.10	50,680	$7.10
$16.50	121,804	16.50	121,804	16.50
$16.97	70,828	16.97	70,828	16.97
$28.05	37,500	28.05	174,031	28.05
$28.26	58,075	28.26	91,310	28.26
$28.54	54,031	28.54	131,616	28.54
$31.34	5,000	31.34	10,000	31.34
$38.36	—	38.36	210,229	38.36

	397,918	$20.01	860,498	$26.92

The weighted average contractual life of share options exercisable and share options outstanding as of June 30, 2014 was 4.8 years and 6.7 years, respectively.

(12) Subsequent Events

Dividend

On July 30, 2014, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on August 27, 2014 to shareholders of record as of August 18, 2014.

Bankruptcy Settlement

On July 25, 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount will be paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. On July 28, 2014, the Company negotiated the sale of its rights to the stock and note payable for cash. The sale is expected to be completed on or around August 20, 2014 for approximately $10,000, 80% of which will be attributable to the Company’s owned fleet.

Other Subsequent Events

See Note 8 “Revolving Credit Facilities, Term Loan, Bonds Payable, Secured Debt Facilities and Derivative Instruments” for other subsequent events.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2014 (our “2013 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 2.0 million containers, representing 3.1 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 27 years.

We have provided an average of more than 199,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in 48.1% of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of June 30, 2014, we owned containers accounting for approximately 77% of our fleet.

•	Container Management. As of June 30, 2014, we managed containers on behalf of 15 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of June 30 2014, managed containers account for approximately 23% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of June 30, 2014:

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
TEU
Owned	2,212,552	83,373	50,149	2,346,074	76.7%
Managed	689,876	12,378	11,329	713,583	23.3%

Total fleet	2,902,428	95,751	61,478	3,059,657	100.0%

CEU
Owned	1,977,010	340,491	73,584	2,391,085	77.7%
Managed	617,700	49,991	18,986	686,677	22.3%

Total fleet	2,594,710	390,482	92,570	3,077,762	100.0%

Our fleet as of June 30, 2014, by lease type, as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	75.4%
Master leases	14.6%
Direct financing and sales-type leases	7.3%
Spot leases	2.7%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2014 and 2013:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Utilization	95.3%	95.1%	94.8%	95.4%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and it makes our calculation comparable with some of our public peers. Accordingly, utilization for the three and six months ended June 30, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense and container impairment, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2013 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2014 and 2013

The following table summarizes our total revenues for the three and six months ended June 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2014 and 2013	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$123,635	$115,370	7.2%	$244,289	$228,597	6.9%
Management fees	4,380	4,949	(11.5%)	8,781	10,232	(14.2%)
Trading container sales proceeds	7,713	2,102	266.9%	14,553	4,895	197.3%
Gain on sale of containers, net	3,810	7,663	(50.3%)	7,337	15,123	(51.5%)

Total revenues	$139,538	$130,084	7.3%	$274,960	$258,847	6.2%

Lease rental income for the three months ended June 30, 2014 increased $8,265 (7.2%) compared to the three months ended June 30, 2013 primarily due to a 14.2% increase in our owned fleet size and a 0.3 percentage point increase in utilization for our owned fleet, partially offset by an 8.1% decrease in per diem rental rates. Lease rental income for the six months ended June 30, 2014 increased $15,692 (6.9%) compared to the six months ended June 30, 2013 primarily due to a 15.1% increase in our owned fleet size, partially offset by an 8.1% decrease in per diem rental rates and a 0.4 percentage point decrease in utilization for our owned fleet.

Management fees for the three months ended June 30, 2014 decreased $569 (-11.5%) compared to the three months ended June 30, 2013 due to a $567 decrease resulting from lower fleet performance, a $151 decrease resulting from a 4.0% decrease in the size of the managed fleet primarily due to our January 2014 acquisition of approximately 30,000 TEU of containers that we previously managed and a $35 decrease from lower acquisition fees due to fewer managed container purchases, partially offset by a $184 increase in sales commissions. Management fees for the six months ended June 30, 2014 decreased $1,451 (-14.2%) compared to the six months ended June 30, 2013 due to a $918 decrease resulting from lower fleet performance, a $351 decrease resulting from a 4.4% decrease in the size of the managed fleet primarily due to our January 2014 acquisition of approximately 30,000 TEU of containers that we previously managed, a $158 decrease from lower acquisition fees due to fewer managed container purchases and a $24 decrease in sales commissions.

Trading container sales proceeds for the three months ended June 30, 2014 increased $5,611 (266.9%) compared to the three months ended June 30, 2013 due to a $8,711 increase resulting from a 414.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $3,100 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds for the six months ended June 30, 2014 increased $9,658 (197.3%) compared to the six months ended June 30, 2013 due to a $15,682 increase resulting from a 320.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $6,024 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended June 30, 2014 decreased $3,853 (-50.3%) compared to the three months ended June 30, 2013 due to a $7,637 decrease resulting from a decrease in average sales proceeds of $297 per unit and a $16 decrease resulting from a decrease in average net gains on sales-type leases of $89 per unit, partially offset by a $3,594 increase due to a 47.2% increase in the number of containers sold and a $206 increase resulting from 1,125 containers placed on sales-type leases for the three months ended June 30, 2014 compared to 185 containers placed on sales-type leases for the three months ended June 30, 2013. Gain on sale of containers, net for the six months ended June 30, 2014 decreased $7,786 (-51.5%) compared to the six months ended June 30, 2013 due to a $14,739 decrease resulting from a decrease in average sales proceeds of $316 per unit, partially offset by a $6,639 increase due to a 44.3% increase in the number of containers sold, a $209 increase resulting from 1,455 containers placed on sales-type leases for the six months ended June 30, 2014 compared to 794 containers placed on sales-type leases for the six months ended June 30, 2013 and a $105 increase resulting from an increase in average net gains on sales-type leases of $133 per unit.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2014 and 2013	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$13,832	$10,134	36.5%	$26,114	$19,138	36.5%
Cost of trading containers sold	7,479	1,745	328.6%	14,554	4,210	245.7%
Depreciation expense and container impairment	42,125	33,833	24.5%	82,540	66,516	24.1%
Amortization expense	905	1,088	(16.8%)	1,858	2,175	(14.6%)
General and administrative expense	6,533	6,167	5.9%	13,232	12,604	5.0%
Short-term incentive compensation expense	812	685	18.5%	1,507	1,372	9.8%
Long-term incentive compensation expense	1,652	1,134	45.7%	3,210	2,214	45.0%
Bad debt expense, net	727	3,237	(77.5%)	2,132	2,487	(14.3%)

Total operating expenses	$74,065	$58,023	27.6%	$145,147	$110,716	31.1%

Direct container expense for the three months ended June 30, 2014 increased $3,698 (36.5%) compared to the three months ended June 30, 2013 primarily due to an increase in the size of our owned fleet, partially offset by an increase in utilization for our owned fleet and included a $1,694 increase in repair and recovery costs for slow-paying and bankrupt lessees, a $865 increase in storage expense, a $403 increase in repositioning expense, a $327 increase in maintenance expense and a $195 increase in handling expense. Direct container expense for the six months ended June 30, 2014 increased $6,976 (36.5%) compared to the six months ended June 30, 2013 primarily due to an increase in the size of our owned fleet and a decrease in utilization for our owned fleet and included a $3,058 increase in storage expense, a $2,313 increase in repair and recovery costs for slow-paying and bankrupt lessees, a $637 increase in maintenance expense and a $621 increase in repositioning expense.

Cost of trading containers sold for the three months ended June 30, 2014 increased $5,734 (328.6%) compared to the three months ended June 30, 2013 due to a $7,232 increase resulting from a 414.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $1,498 decrease due to a 16.7% decrease in the average cost per unit of containers sold. Cost of trading containers sold for the six months ended June 30, 2014 increased $10,344 (245.7%) compared to the six months ended June 30, 2013 due to a $13,488 increase resulting from a 320.4% increase in unit sales due to an increase in the number of trading containers that we were able to source and sell, partially offset by a $3,144 decrease due to a 17.8% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment for the three months ended June 30, 2014 increased $8,292 (24.5%) compared to the three months ended June 30, 2013 primarily due to an increase in fleet size and an increase in impairments of $1,354 to write down the value of containers held for sale to their estimated fair value less cost to sell. Depreciation expense and container impairment for the six months ended June 30, 2014 increased $16,024 (24.1%) compared to the six months ended June 30, 2013 primarily due to an increase in fleet size and an increase in impairments of $2,496 to write down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense decreased $183 (-16.8%) and $317 (-14.6%) for the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013, respectively, primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense increased $366 (5.9%) for the three months ended June 30, 2014 compared to the three months ended June 30, 2013 primarily due to a $221 increase in rent expense and a $174 increase in professional fees, partially offset by a $39 decrease in travel costs. General and administrative expense increased $628 (5.0%) for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 primarily due to a $636 increase in professional fees.

Short-term incentive compensation expense for the three and six months ended June 30, 2014 increased $127 (18.5%) and $135 (9.8%) compared to the three and six months ended June 30, 2013, respectively, due to an increase in the expected incentive compensation awards for fiscal year 2014 compared to fiscal year 2013.

Long-term incentive compensation expense for the three and six months ended June 30, 2014 increased $518 (45.7%) and $996 (45.0%) compared to the three and six months ended June 30, 2013, respectively, primarily due to an increase resulting from additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2013 and an adjustment to forfeiture rates in January 2014.

Bad debt expense, net decreased $2,510 (-77.5%) for the three months ending June 30, 2014 compared to the three months ended June 30, 2013 primarily due to a $1,758 provision for the bankruptcy of one customer during the three months ended June 30, 2013 and management’s assessment during the three months ended June 30, 2013 that the financial condition of certain lessees and their ability to make required payments had deteriorated. Bad debt expense, net decreased $355 (-14.3%) for the six months ending June 30, 2014 compared to the six months ended June 30, 2014 primarily due to a $1,758 provision for the bankruptcy of one customer during the six months ended June 30, 2013, partially offset by collections on accounts during the six months ended June 30, 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.

The following table summarizes other income (expense) for the three and six months ended June 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2014 and 2013	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(26,685)	$(20,894)	27.7%	$(48,874)	$(42,523)	14.9%
Interest income	29	31	(6.5%)	59	69	(14.5%)
Realized losses on interest rate swaps and caps, net	(2,545)	(2,089)	21.8%	(4,567)	(4,479)	2.0%
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(1,377)	3,981	(134.6%)	(861)	6,268	(113.7%)
Other, net	(1)	(10)	(90.0%)	(8)	(29)	(72.4%)

Net other	$(30,579)	$(18,981)	61.1%	$(54,251)	$(40,694)	33.3%

Interest expense for the three and six months ended June 30, 2014 increased $5,791 (27.7%) and $6,351 (14.9%) compared to the three and six months ended June 30, 2013. Interest expense for the three and six months ended June 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds. Interest expense for the three and six months ended June 30, 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively. Excluding the write-offs of unamortized debt issuance costs, the increase in interest expense for the three months ended June 30, 2014 compared to the three months ending June 30, 2013 was due to a $2,440 increase resulting from an increase in average debt balances of $292,823, partially offset by a $2,178 decrease due to a decrease in average interest rates on the Company’s debt of 0.32 percentage points. Excluding the write-offs of unamortized debt issuance costs, the increase in interest expense for the six months ended June 30, 2014 compared to the six months ending June 30, 2013 was due to a $5,581 increase resulting from an increase in average debt balances of $317,698, partially offset by a $4,759 decrease due to a decrease in average interest rates on the Company’s debt of 0.35 percentage points.

Realized losses on interest rate swaps and caps, net for the three months ended June 30, 2014 increased $456 (21.8%) compared to the three months ended June 30, 2013 due to a $1,286 increase resulting from an increase in average interest rate swap notional amounts of $358,721, partially offset by a $830 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points. Realized losses on interest rate swaps and caps, net for the six months ended June 30, 2014 increased $88 (2.0%) compared to the six months ended June 30, 2013 due to a $2,036 increase resulting from an increase in average interest rate swap notional amounts of $264,676, partially offset by a $1,948 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.46 percentage points.

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $3,981 for the three months ended June 30, 2013 to a net loss of $1,377 for the three months ended June 30, 2014 due to a decrease in the net fair value liability of interest rate swap agreements held during the three months ended June 30, 2013 compared to an increase in the net fair value liability of interest rate swaps held during the three months ended June 30, 2014. The decrease in the net fair value liability of interest rate swaps held for three months ended June 30, 2013 was due to a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps, partially offset by an increase in the notional amount of interest rate swaps held. The increase in the net fair value liability of interest rate swaps held during the three months ended June 30, 2014 was due to an increase in the notional amount of interest rate swaps held, partially offset by a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps held. Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $6,268 for the six months ended June 30, 2013 to a net loss of $861 for the six months ended June 30, 2014 due to a decrease in the net fair value liability of interest rate swap agreements held during the six months ended June 30, 2013 compared to an increase in the net fair value liability of interest rate swaps held during the six months ended June 30, 2014. The decrease in the net fair value liability of interest rate swaps held for six months ended June 30, 2013 was due to a decrease in long-term interest rates, partially offset by an increase in the notional amount of interest rate swaps held and an increase in remaining contract terms of interest rate swaps held. The increase in the net fair value liability of interest rate swaps held during the six months ended June 30, 2014 was due to an increase in the notional amount of interest rate swaps held, partially offset a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps held.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three and six months ended June 30, 2014 and 2013 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2014 and 2013	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$790	$2,240	(64.7%)	$(19,515)	$6,781	(387.8%)
Net income attributable to the noncontrolling interests	$1,091	$2,025	(46.1%)	$2,415	$3,507	(31.1%)

Income tax expense decreased $1,450 (-64.7%) for the three months ended June 30, 2014 compared to the three months ended June 30, 2014 due to a $767 decrease resulting from a lower level of income before tax and noncontrolling interests and a $683 decrease resulting from a lower effective tax rate. Income tax expense (benefit) changed from an income tax expense of $6,781 for the six months ended June 30, 2013 to an income tax benefit of $19,515 for the six months ended June 30, 2014. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,707 during the three months ended March 31, 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax expense (benefit) for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 was due to a $2,012 decrease resulting from a lower level of income before tax and noncontrolling interests and a $1,577 decrease resulting from a lower effective tax rate excluding the re-measurement of unrecognized tax benefits.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income for the period. TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. Net income attributable the noncontrolling interests decreased $934 (-46.1%) and $1,092 (-31.1%) for the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013, respectively, primarily due to a decrease in TW and TAP Funding’s net income.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and six months ended June 30, 2014 and 2013 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between 2014 and 2013	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013		2014	2013
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$26,154	$44,132	(40.7%)	$59,319	$89,638	(33.8%)
Container Management	6,520	7,606	(14.3%)	14,209	16,393	(13.3%)
Container Resale	3,184	2,958	7.6%	5,319	5,220	1.9%
Other	(933)	(934)	(0.1%)	(1,991)	(1,802)	10.5%
Eliminations	(31)	(682)	(95.5%)	(1,294)	(2,012)	(35.7%)

	$34,894	$53,080		$75,562	$107,437

Income before income tax and noncontrolling interests attributable to the Container Ownership segment for the three months ended June 30, 2014 decreased $17,978 (-40.7%) compared to the three months ended June 30, 2013. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(8,739	)(1)
Increase in interest expense	(5,791	)(2)
Change from unrealized gains on interest rate swaps, collars and caps, net for the three months ended June 30, 2013 to unrealized losses on interest rate swaps, collars and caps, net for the three months ended June 30, 2014	(5,358	)(3)
Increase in direct container expense	(4,189	)(4)
Decrease in gain on sale of containers, net	(3,853	)(5)
Increase in realized losses on interest rate swaps and caps, net	(456	)(6)
Increase in overhead expense	(163	)(7)
Increase in lease rental income	8,130	(8)
Decrease in bad debt expense, net	2,510	(9)
Other	(69)

	$(17,978)

(1)	The increase in depreciation expense and container impairment was primarily due to an increase in fleet size and an increase in impairments of $1,354 to write down the value of containers held for sale to their estimated fair value less cost to sell.
(2)	Interest expense for the three months ended June 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 related to the early redemption of TMCL’s bonds. Interest expense for the three months ended June 30, 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-offs of unamortized debt issuance costs, the increase in interest expense for the three months ended June 30, 2014 compared to the three months ending June 30, 2013 was due to an increase in average debt balances of $292,823, partially offset by a decrease in average interest rates on the Company’s debt of 0.32 percentage points.
(3)

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $3,981 for the three months ended June 30, 2013 to a net loss of $1,377 for the three months ended June 30, 2014 due to a decrease in the net fair value liability of interest rate swap agreements held during the three months ended

June 30, 2013 compared to an increase in the net fair value liability of interest rate swaps held during the three months ended June 30, 2014. The decrease in the net fair value liability of interest rate swaps held for three months ended June 30, 2013 was due to a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps, partially offset by an increase in the notional amount of interest rate swaps held. The increase in the net fair value liability of interest rate swaps held during the three months ended June 30, 2014 was due to an increase in the notional amount of interest rate swaps held, partially offset by a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps held.
(4)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet and an increase in repair and recovery costs for slow-paying and bankrupt lessees, partially offset by an increase in utilization for our owned fleet. The increase in direct container expense included a $424 increase in inter-segment management fees paid to our Container Management segment primarily due to an increase in the size and improved performance of the owned fleet and a $67 increase in inter-segment sales commissions paid to our Container Resale segment primarily due to an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(5)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $297 per unit and a decrease in average net gains on sales-type leases of $89 per unit, partially offset by a 47.2% increase in the number of containers sold and a 508.1% increase in the number of containers placed on sales-type leases.
(6)	The increase in realized losses on interest rate swaps and caps, net was due to an increase in average interest rate swap notional amounts of $358,721, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.35 percentage points.
(7)	The increase in overhead expense was primarily due to an increase in professional fees related to the early redemption of TMCL’s bonds.
(8)	The increase in lease rental income was primarily due to a 14.2% increase in our owned fleet size and a 0.3 percentage point increase in utilization for our owned fleet, partially offset by an 8.1% decrease in per diem rental rates.
(9)	The decrease in bad debt expense was primarily due to the bankruptcy of one customer during the three months ended June 30, 2013 and management’s assessment during the three months ended June 30, 2013 that the financial condition of certain lessees and their ability to make required payments had deteriorated.

Income before income tax and noncontrolling interests attributable to the Container Ownership segment for the six months ended June 30, 2014 decreased $30,319 (-33.8%) compared to the six months ended June 30, 2013. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(16,591	)(1)
Decrease in gain on sale of containers, net	(7,786	)(2)
Increase in direct container expense	(7,730	)(3)
Change from unrealized gains on interest rate swaps, collars and caps, net for the six months ended June 30, 2013 to unrealized losses on interest rate swaps, collars and caps, net for the six months ended June 30, 2014	(7,129	)(4)
Increase in interest expense	(6,351	)(5)
Increase in lease rental income	15,423	(6)
Other	(155)

	$(30,319)

(1)	The increase in depreciation expense and container impairment was primarily due to an increase in fleet size and an increase in impairments of $2,496 to write down the value of containers held for sale to their estimated fair value less cost to sell.
(2)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $316 per unit, partially offset by a 44.3% increase in the number of containers sold, a 83.2% increase in the number of containers placed on sales-type leases and an increase in average net gains on sales-type leases of $133 per unit.
(3)	The increase in direct container expense was primarily due to an increase in the size of our owned fleet, a decrease in utilization for our owned fleet and an increase in repair and recovery costs for slow-paying and bankrupt lessees. The increase in direct container expense included a $381 increase in inter-segment sales commissions paid to our Container Resale segment primarily due to an increase in the volume of owned container sales and a $251 increase in inter-segment management fees paid to our Container Management segment primarily due to an increase in the size of the owned fleet, partially offset by a lower performance for the owned fleet. Inter-segment sales commissions and management fees are eliminated in consolidation.
(4)	Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $6,268 for the six months ended June 30, 2013 to a net loss of $861 for the six months ended June 30, 2014 due to a decrease in the net fair value liability of interest rate swap agreements held during the six months ended June 30, 2013 compared to an increase in the net fair value liability of interest rate swaps held during the six months ended June 30, 2014. The decrease in the net fair value liability of interest rate swaps held for six months ended June 30, 2013 was due to a decrease in long-term interest rates, partially offset by an increase in the notional amount of interest rate swaps held and an increase in remaining contract terms of interest rate swaps held. The increase in the net fair value liability of interest rate swaps held during the six months ended June 30, 2014 was due to an increase in the notional amount of interest rate swaps held, partially offset a decrease in long-term interest rates and a decrease in remaining contract terms of interest rate swaps held.
(5)	Interest expense for the six months ended June 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 related to the early redemption of TMCL’s bonds. Interest expense for the six months ended June 30, 2013 included the write-offs of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding’s revolving credit facility and the amendment of TMCL II’s secured debt facility, respectively. Excluding the write-offs of unamortized debt issuance costs, the increase in interest expense for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 was due to an increase in average debt balances of $317,698, partially offset by a decrease in average interest rates on the Company’s debt of 0.35 percentage points.
(6)	The increase in lease rental income was primarily due to a 15.1% increase in our owned fleet size, partially offset by an 8.1% decrease in per diem rental rates and a 0.4 percentage point decrease in utilization for our owned fleet.

Income before income tax and noncontrolling interests attributable to the Container Management segment for the three months ended June 30, 2014 decreased $1,086 (-14.3%) compared to the three months ended June 30, 2013. The following table summarizes the variances included within this increase:

Increase in long-term incentive compensation expense	$(467	)(1)
Increase in overhead expense	(462	)(2)
Decrease in management fees	(377	)(3)
Decrease in amortization expense	222	(4)
Other	(2)

	$(1,086)

(1)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under our 2007 Plan in November 2013 and an adjustment to forfeiture rates in January 2014.

(2)	The increase in overhead expense was primarily due to increases in rent expense and professional fees.
(3)	The decrease in management fees was primarily due to a $746 decrease in management fees from external customers resulting from lower fleet performance of the managed fleet and a 4.0% decrease in the size of the managed fleet primarily due to our January 2014 acquisition of approximately 30,000 TEU of containers that we previously managed and a $165 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, partially offset by a $424 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size and improved performance of the owned fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(4)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

Income before income tax and noncontrolling interests attributable to the Container Management segment for the six months ended June 30, 2014 decreased $2,184 (-13.3%) compared to the six months ended June 30, 2013. The following table summarizes the variances included within this increase:

Increase in long-term incentive compensation expense	$(1,106	)(1)
Decrease in management fees	(1,068	)(2)
Other	(10)

	$(2,184)

(1)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under our 2007 Plan in November 2013 and an adjustment to forfeiture rates in January 2014.
(2)	The decrease in management fees was primarily due to a $1,412 decrease in management fees from external customers resulting from lower fleet performance of the managed fleet and a 4.4% decrease in the size of the managed fleet primarily due to our January 2014 acquisition of approximately 30,000 TEU of containers that we previously managed, partially offset by a $251 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size of the owned fleet, partially offset by lower performance of the owned fleet. Inter-segment management fees are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment for the three months ended June 30, 2014 increased $226 (7.6%) compared to the three months ended June 30, 2013 primarily due to a $250 increase in management fees resulting from a $183 increase in sales commissions to external customers primarily due to an increase in the volume of managed container sales and a $67 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in the volume of owned container sales. Inter-segment sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Resale segment for the six months ended June 30, 2014 increased $99 (1.9%) compared to the six months ended June 30, 2013. The following table summarizes the variances included within this increase:

Increase in management fees	$356	(1)
Decrease in overhead expense	207	(2)
Change from bad debt expense, net for the six months ended June 30, 2013 to bad debt recovery, net for the six months ended June 30, 2014	174	(3)
Decrease in long-term incentive compensation expense	111	(4)
Decrease in gains on container trading, net	(686	)(5)
Other	(63)

	$99

(1)	The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $381 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $25 decrease in sales commissions from external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.
(2)	The decrease in overhead expense was primarily due to an increase in travel costs.
(3)	Bad debt expense (recovery), net changed from a net expense of $39 for the six months ended June 30, 2013 to a net recovery of $135 for the six months ended June 30, 2014 primarily due to collections on accounts during the six months ended June 30, 2014 that had previously been included in the allowance for doubtful accounts.
(4)	The decrease in long-term incentive compensation expense was primarily due to an adjustment to forfeiture rates in January 2014.
(5)	Gains (losses) on container trading, net changed from gains on container trading, net of $685 for the six months ended June 30, 2013 to losses on container trading, net of $1 for the six months ended June 30, 2014. The change was primarily due to a decrease in the average sales margin per container, partially offset by a 320.4% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended June 30, 2014 was relatively unchanged compared to the three months ended June 30, 2013.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the six months ended June 30, 2014 increased $189 (10.5%) compared to the six months ended June 30, 2013 primarily due to a $185 increase in professional fees.

Segment eliminations for the three months ended June 30, 2014 decreased $651 (-95.5%) compared to the three months ended June 30, 2013. This decrease primarily consisted of a $479 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment and a $165 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the six months ended June 30, 2014 decreased $718 (-35.7%) compared to the six months ended June 30, 2013. This decrease primarily consisted of a $637 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment and a $72 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 73% and 72% of our direct container expenses for the three and six months ended June 30, 2014, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2013 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and six months ended June 30, 2014, our non-U.S. operating expenses were spread among 16 and 17 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2014, we had cash and cash equivalents of $102,428. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under TL’s term loan (the “TL Term Loan”), (4) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”), (5) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and Textainer Marine Containers IV Limited (the “TMCL IV Secured Debt Facility”) and (6) borrowings under the revolving credit facilities extended to TL, TW and TAP Funding (the “TL Revolving Credit Facility”, “TW Revolving Credit Facility” and “TAP Funding Revolving Credit Facility”, respectively). As of June 30, 2014, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds, the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$574,500	$125,500	$700,000	$574,500	$125,500	$700,000
TW Revolving Credit Facility	103,210	146,790	250,000	103,210	1,918	105,128
TAP Funding Revolving Credit Facility	118,500	51,500	170,000	118,500	20,153	138,653
TL Term Loan	500,000	—	500,000	500,000	—	500,000
2013-1 Bonds	278,333	—	278,333	278,333	—	278,333
TMCL II Secured Debt Facility	1,007,100	192,900	1,200,000	1,007,100	112,250	1,119,350
TMCL IV Secured Debt Facility	113,000	187,000	300,000	113,000	—	113,000

Total	$2,694,643	$703,690	$3,398,333	$2,694,643	$259,821	$2,954,464

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At June 30, 2014, cumulative earnings of approximately $31,338 would be subject to income taxes of approximately $9,401 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds, the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility require us to comply with certain financial and nonfinancial covenants. As of June 30, 2014, we were in compliance with all of the applicable covenants.

On July 30, 2014, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on August 27, 2014 to shareholders of record as of August 18, 2014.

Cash Flow

The following table summarizes historical cash flow information for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,		% Change Between 2014 and 2013

	2014	2013
	(Dollars in thousands)
Net income	$95,077	$100,656	-5.5%
Adjustments to reconcile net income to net cash provided by operating activities	66,629	47,075	41.5%

Net cash provided by operating activities	161,706	147,731	9.5%
Net cash used in investing activities	(187,437)	(290,763)	-35.5%
Net cash provided by financing activities	7,888	135,794	-94.2%
Effect of exchange rate changes	48	(134)	-135.8%

Net decrease in cash and cash equivalents	(17,795)	(7,372)	141.4%
Cash and cash equivalents, beginning of year	120,223	100,127	20.1%

Cash and cash equivalents, end of the period	$102,428	$92,755	10.4%

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2014 increased $13,975 (9.5%) compared to the six months ended June 30, 2013. The following table summarizes the variances included within this increase:

Decrease in trading containers during the six months ended June 30, 2014 compared to an increase during the six months ended June 30, 2013	$16,319	(1)
Decrease in gain on sale of containers, net	7,786	(2)
Lower decrease in income taxes payable during the six months ended June 30, 2014 compared to the six months ended June 30, 2013	1,526	(3)
Decrease in due from affiliates during the six months ended June 30, 2013	(4,373	)(4)
Higher increase in accounts receivable, net during the six months ended June 30, 2014 compared to the six months ended June 30, 2013	(4,044	)(5)
Decrease in accounts payable during the six months ended June 30, 2014 compared to an increase during the six months ended June 30, 2013	(3,454	)(6)
Other	215

	$13,975

(1)	The decrease in trading containers during the six months ended June 30, 2014 compared to an increase during the six months ended June 30, 2013 was due to a change in the number of trading containers that were held for sale.
(2)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $316 per unit, partially offset by a 44.3% increase in the number of containers sold, a 83.2% increase in the number of containers placed on sales-type leases and an increase in average net gains on sales-type leases of $133 per unit.
(3)	The lower decrease in income taxes payable during the six months ended June 30, 2014 compared to the decrease during the six months ended June 30, 2013 was primarily due to a lower level of income before tax and noncontrolling interests and a lower effective tax rate.
(4)	The decrease in due from affiliates, net was due to the timing of payments received.
(5)	The higher increase in accounts receivable, net during the six months ended June 30, 2014 compared to the increase during the six months ended June 30, 2013 was primarily due to an increase in lease rental income during the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and the timing of when collections on accounts receivable were received.
(6)	The decrease in accounts payable during the six months ended June 30, 2014 compared to an increase during the six months ended June 30, 2013 was due to the timing of payments made.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2014 decreased $103,326 (-35.5%) compared to the six months ended June 30, 2013 due to a lower amount of cash paid for container and fixed asset purchases, higher proceeds from the sale of containers and fixed assets and higher receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2014 decreased $127,906 (-94.2%) compared to the six months ended June 30, 2013. The following table summarizes the variances included within this decrease:

Increase in principal payments on bonds payable	$(655,588)
Net payments on revolving credit facilities during the six months ended June 30, 2014 compared to net proceeds during the six months ended June 30, 2013	(311,416)
Increase in dividends paid	(2,063)
Decrease in excess tax benefit from share-based compensation awards	(1,025)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(545)
Proceeds from term loan during the six months ended June 30, 2014	500,000
Net proceeds received from secured debt facilities during the six months ended June 30, 2014 compared to net payments during the six months ended June 30, 2013	315,400
Higher decrease in restricted cash	23,362
Decrease in debt issuance costs paid	3,557
Increase in capital contributions from noncontrolling interests	412

$(127,906)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2014:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2015	2016	2017	2018	2019	2020 and thereafter
	(Dollars in thousands) (Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$574,500	$—	$—	$—	$574,500	$—	$—
TW Revolving Credit Facility	103,210	—	—	—	—	—	103,210
TAP Funding Revolving Credit Facility	118,500	—	118,500	—	—	—	—
TL Term Loan	500,000	31,600	31,600	31,600	31,600	373,600	—
2013-1 Bonds(1)	278,333	30,090	30,090	30,090	30,090	30,090	127,883
TMCL II Secured Debt Facility	1,007,100	8,359	100,710	100,710	100,710	100,710	595,901
TMCL IV Secured Debt Facility	113,000	—	113,000	—	—	—	—
Interest on obligations (2)	250,985	57,988	52,141	45,809	33,189	26,038	35,820
Interest rate swap and collar payables (3)	30,221	9,959	7,649	5,829	4,862	1,770	152
Office lease obligations	4,003	1,580	1,437	736	100	100	50
Container contracts payable	85,490	85,490	—	—	—	—	—

Total contractual obligations	$3,065,342	$225,066	$455,127	$214,774	$775,051	$532,308	$863,016

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,318.
(2)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.14%.
(3)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.15%, for all periods, for all interest rate contracts outstanding as of June 30, 2014.

Off Balance Sheet Arrangements

As of June 30, 2014, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2013 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2013 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2013 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2014, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2013 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $1,133,647 as of June 30, 2014, with termination dates between August 15, 2014 and July 15, 2023. Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 2.96%. The net fair value liability of these agreements was $3,024 and $2,163 as of June 30, 2014 and December 31, 2013, respectively.

The notional amount of the interest rate collar agreements was $20,822 as of June 30, 2014, with termination dates between April 15, 2019 and March 15, 2021.

The notional amount of the interest rate cap agreements was $715,660 as of June 30, 2014, with termination dates between July 1, 2014 and November 16, 2015.

Based on the debt balances and derivative instruments as of June 30, 2014, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $23,947, an increase in interest expense of $13,481 and a decrease in realized losses on interest rate swaps and caps, net of $4,183.

Quantitative and Qualitative Disclosures About Credit Risk

For the six months ended June 30, 2014, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Quantitative and Qualitative Disclosures About Credit Risk” included in our 2013 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2013 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer